================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ___________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                               LECROY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    52324W109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              George F. Hamel, Jr.
                               VA Partners, L.L.C.
                               One Maritime Plaza
                                   Suite 1400
                         San Francisco, California 94111
                                 (415) 362-3700
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                 August 15, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 52324W109                                              Page  2  of  20
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  ValueAct Capital Partners, L.P
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC*
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           1,285,715**
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      1,285,715**
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,285,715
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.6%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
*See Item 3
**See Item 2 and 5
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 52324W109                                              Page  3  of  20
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  ValueAct Capital Partners II, L.P
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC*
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           104,285**
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      104,285**
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  104,285
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.0%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
*See Item 3
**See Item 2 and 5
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 52324W109                                              Page  4  of  20
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  ValueAct Capital International Ltd.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC*
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           38,572**
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      38,572**
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  38,572
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.4%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================
*See Item 3
**See Item 2 and 5
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 52324W109                                              Page  5  of  20
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  VA Partners, L.L.C.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  OO*
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           1,428,572**
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      1,428,572**
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,428,572
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.1%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  00(LLC)
================================================================================
*See Item 3
**See Item 2 and 5
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 52324W109                                              Page  6  of  20
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  Jeffrey  W. Ubben
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  00*
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           1,428,572**
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      1,428,572**
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,428,572**
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.1%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
*See Item 3
**See Item 2 and 5
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 52324W109                                              Page  7  of  20
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  George F. Hamel, Jr.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  00*
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           1,428,572**
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      1,428,572**
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,428,572**
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.1%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
*See Item 3
**See Item 2 and 5
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D
--------------------------                              ------------------------
CUSIP No. 52324W109                                              Page  8  of  20
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  Peter H. Kamin
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  00*
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           1,428,572**
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      1,428,572**
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,428,572
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.1%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
*See Item 3
**See Item 2 and 5
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of LeCroy Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 700 Chestnut Ridge, Chestnut Ridge, NY 19077.


ITEM 2. IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This Statement is filed jointly by (a) ValueAct Capital Partners, L.P. ("ValueAct Partners"), (b) ValueAct Capital Partners II, L.P. ("ValueAct Partners II"), (c) ValueAct Capital International, Ltd. ("ValueAct International"), (d) VA Partners, L.L.C. ("VA Partners"), (e) Jeffrey
W. Ubben, (f) George F. Hamel, Jr. and (g) Peter H. Kamin (collectively, the "Reporting Persons").

         ValueAct Partners and ValueAct Partners II are each Delaware limited partnerships, the principal business of which is investing in securities. ValueAct International is a Company organized in the British Virgin Islands, the principal business of which is investing in securities. Each has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         VA Partners is a Delaware limited liability company, the principal business of which is to render investment management services to ValueAct International and to serve as the General Partner of ValueAct Partners and ValueAct Partners II. VA Partners has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         Messrs. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners, and directors and principal executive officers of ValueAct International, and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member". Each Managing Member is a United States citizen and has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Partners, ValueAct Partners II and ValueAct International. The aggregate funds used by the Reporting Persons to make the purchases were $22,500,012.50, $1,824,987.50 and $675,010, respectively.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

         In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through
(j) of this Item 4.

         In a Voting Agreement dated August 15, 2001 (the "Voting Agreement") by and among the Issuer, ValueAct Partners, ValueAct Partners II and ValueAct International (ValueAct Partners, ValueAct Partners II and ValueAct International being collectively referred to as the "Investors"), the Issuer represented that it had elected Mr. Peter Kamin to its Board of Directors as the Investors' designee at the time of the execution of the Voting Agreement. The parties to the Voting Agreement expect that Mr. Kamin's election will occur at the next meeting of the Issuer's Board. The Investors' right to a Board representative will cease if at any time after the date of the Voting Agreement the Investors (together with any of their affiliates) cease to own, in the aggregate, at least five percent (5%) of the then-outstanding Common Stock as a result of sales of Common Stock by the Investors or any of their affiliates.

         The foregoing description of certain provisions of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference.

         The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by each of ValueAct Partners, ValueAct Partners II and ValueAct International are also reported as beneficially owned by VA Partners, as investment manager or General Partner of each of such investment partnerships, and by the Managing Members as controlling persons of the General Partner. VA Partners and the Managing Members also, directly or indirectly, may own interests in any of ValueAct Partners, ValueAct Partners II and ValueAct International from time to time. Unless otherwise indicated below, by reason of such relationships each of ValueAct Partners, ValueAct Partners II and ValueAct International is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock with VA Partners and the Managing Members.

         ValueAct Partners is the beneficial owner of 1,285,715 shares of Common Stock, representing approximately 12.6% of the Issuer's outstanding Common Stock. ValueAct Partners II is the beneficial owner of 104,285 shares of Common Stock, representing approximately 1% of the Issuer's outstanding Common Stock. ValueAct International is the beneficial owner of 38,572 shares of Common Stock, representing approximately 0.4% of the Issuer's outstanding Common Stock. VA Partners and the Managing Members may be deemed to be the owners of 1,428,572 shares of Issuer Common Stock, representing approximately 14.1% of the Issuer's outstanding Common Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's representation in the Stock Purchase Agreement dated August 15, 2001 (the "Purchase Agreement") by and among the Issuer and the Investors that there were 8,736,375 outstanding shares of Common Stock before the consummation of the transaction contemplated by the Purchase Agreement. After the issuance of 1,428,572 shares of Common Stock pursuant to the Purchase Agreement, the Issuer will have outstanding 10,164,947 shares of Common Stock.

         (c) The following purchases of the Issuer's Common Stock were effected by the Reporting Persons during the sixty (60) days preceding the date of this Report. Such purchases were made pursuant to the Purchase Agreement.


   REPORTING PERSON               TRADE DATE         SHARES          PRICE/SHARE
   ----------------               ----------         ------          -----------

   ValueAct Partners                8/15/01         1,285,715          $17.50

   ValueAct Partners II             8/15/01           104,285           17.50

   ValueAct International           8/15/01            38,572           17.50

   (d) and (e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as described elsewhere in this Report, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Common Stock which are required to be described hereunder.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement.

         2.       Voting Agreement dated August 15, 2001.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Power Of Attorney


         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the
Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                     ValueAct Capital Partners L.P., by
                                     VA Partners, L.L.C., its General Partner


                                     By:  /s/ George F. Hamel, Jr.
                                          --------------------------------------
Dated:  August 24, 2001                   George F. Hamel, Jr., Managing Member



                                     ValueAct Capital Partners II L.P., by
                                     VA Partners, L.L.C., its General Partner


                                     By:  /s/ George F. Hamel, Jr.
                                          --------------------------------------
Dated:  August 24, 2001                   George F. Hamel, Jr., Managing Member



                                     ValueAct Capital International, Ltd., by
                                     VA Partners, L.L.C., its investment manager


                                     By:  /s/ George F. Hamel, Jr.
                                          --------------------------------------
Dated:  August 24, 2001                   George F. Hamel, Jr., Managing Member

                                     VA Partners, L.L.C.


                                     By:  /s/ George F. Hamel, Jr.
                                          --------------------------------------
Dated:  August 24, 2001                   George F. Hamel, Jr., Managing Member




                                          /s/ Jeffrey W. Ubben
                                          --------------------------------------
Dated: August 24, 2001                    Jeffrey W. Ubben



                                          /s/ George F. Hamel, Jr.
                                          --------------------------------------
Dated: August 24, 2001                    George F. Hamel, Jr.



                                          /s/ Peter H. Kamin
                                          --------------------------------------
Dated: August 24, 2001                    Peter H. Kamin

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT


         The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of LeCroy Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                                     ValueAct Capital Partners L.P., by
                                     VA Partners, L.L.C., its General Partner


                                     By:  /s/ George F. Hamel, Jr.
                                          --------------------------------------
Dated:  August 24, 2001                   George F. Hamel, Jr., Managing Member


                                     ValueAct Capital Partners II L.P., by
                                     VA Partners, L.L.C., its General Partner


                                     By:  /s/ George F. Hamel, Jr.
                                          --------------------------------------
Dated:  August 24, 2001                   George F. Hamel, Jr., Managing Member


                                     ValueAct Capital International, Ltd. by
                                     VA Partners, L.L.C., its investment manager


                                     By:  /s/ George F. Hamel, Jr.
                                          --------------------------------------
Dated:  August 24, 2001                   George F. Hamel, Jr., Managing Member


                                     VA Partners, L.L.C.


                                     By:  /s/ George F. Hamel, Jr.
                                          --------------------------------------
Dated:  August 24, 2001                   George F. Hamel, Jr., Managing Member


                                          /s/ Jeffrey W. Ubben
                                          --------------------------------------
Dated:  August 24, 2001                   Jeffrey W. Ubben


                                          /s/ George F. Hamel, Jr.
                                          --------------------------------------
Dated:  August 24, 2001                   George F. Hamel, Jr.


                                          /s/ Peter H. Kamin
                                          --------------------------------------
Dated:  August 24, 2001                   Peter H. Kamin

                                                                       Exhibit 2
                                VOTING AGREEMENT

         THIS VOTING AGREEMENT (this "AGREEMENT"), dated as of August 15, 2001 is made by and among LeCroy Corporation, a Delaware corporation (the "COMPANY"), ValueAct Capital Partners, L.P., a Delaware limited partnership ("VALUEACT"), ValueAct Capital Partners II, L.P., a Delaware limited partnership ("VALUEACT II") and ValueAct Capital International, Ltd., a British Virgin Islands corporation ("VCI" and, together with ValueAct and ValueAct II, the "INVESTORS"). Each of the parties hereto may be referred to herein as "PARTY" and, collectively, as the "PARTIES".

                                   BACKGROUND

         ValueAct, ValueAct II, VCI and the Company are parties to a certain Stock Purchase Agreement dated as of the date hereof (the "PURCHASE AGREEMENT"). As contemplated by the terms of the Purchase Agreement, and subject to certain terms and conditions set forth in this Agreement, the Company and the Investors have agreed to execute a voting agreement relating to certain rights in connection with the Company's Board of Directors (the "BOARD") and take certain other actions as more fully set forth herein.

         All terms used herein and not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

                                      TERMS

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:

          1. BOARD OF DIRECTORS DESIGNEE.

               (a) The Company represents to the Investors that the Board has, effective as of the execution of the Purchase Agreement, elected Peter Kamin, the Investor's designee (the "Investors' Director") to the Board as a Class I director of the Board.

               (b) The compensation (including any participation in any option plans) which a director receives for service on the Board shall be paid to the Investors directly, allocated among them as they may determine from time to time. Such compensation paid to the Investors shall be the same compensation for service as a member of the Board (including serving as a member of any committee of the Board) as the other members of the Board receive. The Investor's Director shall have the same rights to reimbursement of expenses incurred in connection with service on the Board as the other directors.

               (c) The Investors' rights set forth in this Section 1 shall terminate if, at any time after the date hereof, the Investors (together with any affiliate of an Investor) cease to hold in the aggregate at least five percent (5%) of the then outstanding Common Stock as a result of sales of Common Stock by the Investors or such affiliates.

          2. MISCELLANEOUS.

               (d) AMENDMENTS. This Agreement may be amended or modified only by a written agreement executed by all of the Parties.

               (e) COUNTERPARTS. This Agreement may be executed in the original or by telecopy in any number of counterparts and by the different Parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

               (f) GOVERNING LAW; JURISDICTION. This Agreement shall be governed by and construed under the laws of the State of Delaware, without giving effect to principles of conflicts of laws.

               (g) FURTHER ASSURANCES. Each Party shall cooperate with, and take such action as may be reasonably requested by, another Party in order to carry out the provisions and purposes of this Agreement, generally, and the transactions contemplated hereunder.

               (h) BENEFIT OF PARTIES; ASSIGNMENT. All of the terms and conditions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

               (i) NO THIRD PARTY BENEFICIARIES. Except as otherwise expressly provided herein, nothing in this Agreement, express or implied, shall confer any rights or benefits on any third party.

               (j) NOTICES. All notices and other communications hereunder shall be in writing and shall be delivered by facsimile where confirmation or receipt by the receiving Party's receiver can be documented, or personally delivered by hand or by reputable overnight courier or mailed by first class, certified or registered mail, postage prepaid, as follows:

          (1) if to the Company:

                            LeCroy Corporation
                            700 Chestnut Ridge
                            Chestnut Ridge, NY 10977
                            Attention:  Chief Financial Officer
                            Fax No. 845.578.6061
                            with a copy to:

                            Bingham Dana LLP
                            150 Federal Street
                            Boston, MA  02110
                            Attention:  Roger Feldman, Esq.
                            Fax No. 617.951.8736

          (2) if to the Investors:

                            ValueAct Capital Partners, L.P.
                            One Maritime Plaza, 14th Floor
                            San Francisco, CA 94111
                            Attention:  George F. Hamel, Jr.
                            Fax No. 415.362.5727

                            with a copy to:

                            Dechert
                            4000 Bell Atlantic Tower
                            1717 Arch Street
                            Philadelphia, PA 19103
                            Attention:  Christopher G. Karras, Esq.
                            Fax No.  215.994-2222

          or to such other address or addresses as the Party to whom such notice is directed may have designated in writing to the other Party hereto. A notice shall be deemed to have been given upon receipt by the Party to whom such notice is directed, or, if receipt is refused, on the day on which delivery was attempted.

               (k) Interpretation. The terms and conditions of this Agreement represent the results of bargaining and negotiations among the Parties, each of which has been represented by counsel of its own selection, and none of which has acted under duress or compulsion, whether legal, economic or otherwise, and represent the results of a combined draftsmanship effort. Consequently, the terms and conditions hereof shall be interpreted and construed in accordance with their usual and customary meanings and the Parties hereby expressly waive and disclaim in connection with the interpretation and construction hereof any rule of law or procedures requiring otherwise, specifically including but not limited to any rule of law to the effect that ambiguous or conflicting terms or conditions contained herein shall be interpreted or construed against the Party whose counsel prepared this Agreement or any earlier draft hereof.

               (l) Headings. The headings in this Agreement are for convenience of reference only and shall not constitute a part of the Agreement, nor shall they affect its meaning, construction or effect.

               (m) Entire Agreement. This Agreement sets forth the entire agreement and understanding among the Parties as to the subject matter hereof and merges with and supersedes all prior discussions and understandings of any and every nature among them.

               [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.


                                      LECROY CORPORATION


                                      By:  /s/ Raymond F. Kunzman
                                         ---------------------------------------
                                           Name:  Raymond F. Kunzman
                                           Title:    Vice President


                                      VALUEACT CAPITAL PARTNERS, L.P.

                                      By:  VA Partners, LLC, its General Partner


                                           By:      /s/ Jeffrey W. Ubben
                                              ----------------------------------
                                               Name:    Jeffrey W. Ubben
                                               Title:   Managing Director

                                      VALUEACT CAPITAL PARTNERS II, L.P.

                                      By:  VA Partners, LLC, its General Partner


                                           By:      /s/ Jeffrey W. Ubben
                                              ----------------------------------
                                               Name:    Jeffrey W. Ubben
                                               Title:   Managing Director


                                      VALUEACT CAPITAL INTERNATIONAL, LTD.


                                      By:    /s/ Jeffrey W. Ubben
                                         ---------------------------------------
                                               Name:  Jeffrey W. Ubben
                                               Title:   Managing Director